Exhibit 99.1

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Explanatory Note

We are filing this report on Form 6-K to recast our segment financial information and related disclosure as of June 30, 2015 which were included in our Report on Form 6-K furnished to the Securities and Exchange Commission (“SEC”) on September 30, 2015, in order to reflect our current reporting structure. In order to present information on a comparable basis, the segment information for the six months ended June 30, 2014 included in this report has been recast to reflect the changes in our reported segments.

On September 23, 2015, we announced that, starting with the financial information for the third quarter 2015, we would carry out a change in our reported segments resulting from the application of new financial criteria to reflect our current reporting structure. This financial information for the third quarter 2015 has been included in our Report on Form 6-K furnished to the SEC on November 5, 2015.

This change in our reported segments aims to (i) increase transparency in the Corporate Center segment (previously called Corporate Activities); (ii) facilitate the analysis of all business units; and (iii) highlight the activity carried out by the Corporate Center segment. The consolidated figures for the Group are unaffected.

The financial information in this report is recast to give effect to the changes in our reported segments. The main changes are the following:

1.	Change of criteria: the change in segments mainly affects the income statement line items of net interest income, gains on financial transactions and operating expenses, due to decrease in the Corporate Center segment and its allocation to the business units. The main changes are as follows:

Previous criteria	New criteria

The Spain business unit was treated as a retail network, thus individualized internal transfer rates (ITR)* by operation were applied to calculate the financial margin, and the balance sheet was matched in terms of interest rate risk. The counterparty of these results was the Corporate Center segment.	The Spain business unit is treated like the other units of the Group. All results from financial management of the balance sheet are recorded in Spain, including the results from interest rate risk management.

The cost of issuances eligible as additional Tier 1 capital (AT1) made by Brazil and Mexico to replace common equity tier 1 (CET1) was recorded in the Corporate Center segment, as the issuances were made for capital optimization in these units.	Each country recognizes the cost related to its AT1 issuances.

The Corporate Center segment costs were charged to the countries/units; this criteria has not changed in recent years.	The scope of costs allocated to the units from the Corporate Center segment is expanded.

*	ITR is a mechanism designed to help manage interest rate and liquidity risks, by isolating them from the business areas and centralizing them into the Financial Management Area in the Corporate Center. The main function of a transfer rate system is to set the price of the fund exchanges between business areas and the Corporate Centre. This price represents the true opportunity cost of the funds (raised or invested) and has to take into account the costs of all associated interest rate and liquidity risks. Whether it is a fund investment or a fund raising transaction, the different business areas obtain a spread over or under the current transfer rate, and that spread is used to analyze the results of these business areas.

2.	Creation of a new business segment “Spain’s Real Estate Activity” which combines the former “Spain’s Run-Off Real Estate” business segment and other real estate assets, such as our subsidiary Metrovacesa, the assets from our old real estate fund (Santander Banif Inmobiliario) and others, previously included in the Corporate Center segment.

3.	The United States geographic segment is modified such that it continues to include the businesses of Santander Holdings USA (“SHUSA”), Santander Bank and Santander Consumer USA Holding Inc. (“SCUSA”) and the commercial banking activity of Banco Santander Puerto Rico and in addition includes Banco Santander International and the Bank’s New York branch, units that were previously included in Latin America.

In this report we have included only such disclosure as was impacted by the revisions described above and have only revised such disclosure to reflect such revisions. This report does not, and does not purport to, recast the information in any other part of the Form 6-K filed on September 30, 2015 or update any information in such 6-K to reflect any events that have occurred after its filing. The filing of this report should not be understood to mean that any statements contained in the above mentioned Form 6-K are true and complete as of any date subsequent to September 30, 2015. This Form 6-K should be read in conjunction with the above mentioned Form 6-K, our annual report on Form 20-F for the year ended December 31, 2014 (the “2014 Form 20-F”), our Form 20-F as recast for the year ended December 31, 2014 filed on Form 6-K on November 5, 2015, and our other filings with the SEC.

Accounting Principles

Under Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards previously adopted by the European Union (“EU-IFRS”). The Bank of Spain Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”) requires Spanish credit institutions to adapt their accounting systems to the principles derived from the adoption by the European Union of International Financial Reporting Standards. Therefore, Grupo Santander (“the Group” or “Santander”) is required to prepare its consolidated financial statements for the six-month period ended June 30, 2015 in conformity with the EU-IFRS and Bank of Spain’s Circular 4/2004. Differences between EU-IFRS, Bank of Spain’s Circular 4/2004 and International Financial Reporting Standards as issued by the International Accounting Standard Board (IFRS-IASB) are not material. Therefore, we assert that the financial information contained in this report on Form 6-K complies with IFRS-IASB.

We have formatted our financial information according to the classification format for banks used in Spain. We have not reclassified the line items to comply with Article 9 of Regulation S-X. Article 9 is a regulation of the US Securities and Exchange Commission that contains formatting requirements for bank holding company financial statements.

General Information

Our consolidated financial statements are in Euros, which are denoted “euro”, “euros”, “EUR” or “€” throughout this report. Also, throughout this report, when we refer to:

•	the “Bank”, we mean Banco Santander, S.A.;

•	“we”, “us”, “our”, the “Group”, “Grupo Santander” or “Santander”, we mean Banco Santander, S.A. and its subsidiaries, unless the context otherwise requires;

•	“dollars”, “US$” or “$”, we mean United States dollars; and

•	“pounds” or “£”, we mean United Kingdom pounds;

When we refer to “average balances” for a particular period, we mean the average of the month-end balances for that period, unless otherwise noted. We do not believe that monthly averages present trends that are materially different from trends that daily averages would show. In calculating our interest income, we include any interest payments we received on non-accruing loans if they were received in the period when due. We have not reflected consolidation adjustments in any financial information about our subsidiaries or other business units.

When we refer to “loans”, we mean loans, leases, discounted bills and accounts receivable, unless otherwise noted. The loan to value “LTV” ratios disclosed in this report refer to LTV ratios calculated as the ratio of the outstanding amount of the loan to the most recent available appraisal value of the mortgaged asset. Additionally, if a loan is approaching a doubtful status, we update the appraisals which are then used to estimate allowances for loan losses.

When we refer to “non-performing balances”, we mean non-performing loans and contingent liabilities (“NPL”), securities and other assets to collect.

When we refer to “allowances for credit losses”, we mean the specific allowances for credit losses, and unless otherwise noted, the collectively assessed allowance for credit losses including any allowances for country-risk. See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Allowances for Credit Losses and Country-Risk Requirements” in the 2014 Form 20-F.

When we refer to “perimeter effect”, we mean growth or reduction derived from changes in the companies that we consolidate resulting from acquisitions, dispositions or other reasons.

When we refer to “net interest income”, we mean “interest income/(charges)”, calculated as interest and similar income less interest expense and similar charges.

Where a translation of foreign exchange is given for any financial data, we use the exchange rates of the relevant period (as of the end of such period for balance sheet data and the average exchange rate of such period for income statement data) as published by the European Central Bank, unless otherwise noted.

Management makes use of certain financial measures in local currency to help in the assessment of on-going operating performance. These non-GAAP financial measures include the results of operations of our subsidiary banks located outside the eurozone, excluding the impact of foreign exchange. We analyze these banks’ performance on a local currency basis to better measure the comparability of results between periods. Because changes in foreign currency exchange rates have a non-operating impact on the results of operations, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors. For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see Note 2(a) to our consolidated financial statements for the year ended December 31, 2014 in our 2014 Form 20-F.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains statements that constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, information regarding:

•	exposure to various types of market risks;

•	management strategy;

•	capital expenditures;

•	earnings and other targets; and

•	asset portfolios.

Forward-looking statements may be identified by words such as “expect,” “project,” “anticipate,” “should,” “intend,” “probability,” “risk,” “VaR,” “RORAC,” “target,” “goal,” “objective,” “estimate,” “future” and similar expressions. We include forward-looking statements in the “Operating and Financial Review and Prospects” and “Quantitative Analysis About Market Risk” sections. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

You should understand that adverse changes in the following important factors, in addition to those discussed in our 2014 Form 20-F under “Key Information—Risk Factors”, “Operating and Financial Review and Prospects,” “Information on the Company” and elsewhere in this current report, could affect our future results and could cause those results or other outcomes to differ materially from those anticipated in any forward-looking statement:

Economic and Industry Conditions

•	general economic or industry conditions in Spain, the U.K., the U.S., other European countries, Brazil, other Latin American countries and the other areas in which we have significant business activities or investments;

•	exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk and equity price risk;

•	a worsening of the economic environment in Spain, the U.K., other European countries, Brazil, other Latin American countries, and the U.S., and an increase of the volatility in the capital markets;

•	the effects of a decline in real estate prices, particularly in Spain and the U.K.;

•	monetary and interest rate policies of the European Central Bank and various central banks;

•	inflation or deflation;

•	the effects of non-linear market behavior that cannot be captured by linear statistical models, such as the VaR model we use;

•	changes in competition and pricing environments;

•	the inability to hedge some risks economically;

•	the adequacy of loss reserves;

•	acquisitions or restructurings of businesses that may not perform in accordance with our expectations;

•	changes in demographics, consumer spending, investment or saving habits;

•	potential losses associated with prepayment of our loan and investment portfolio, declines in the value of collateral securing our loan portfolio, and counterparty risk; and

•	changes in competition and pricing environments as a result of the progressive adoption of the internet for conducting financial services and/or other factors.

Political and Governmental Factors

•	political stability in Spain, the U.K., other European countries, Latin America and the U.S.;

•	changes in Spanish, U.K., E.U., Latin American, U.S. or other jurisdictions’ laws, regulations or taxes, including changes in regulatory capital and liquidity requirements; and

•	increased regulation in light of the global financial crisis.

Transaction and Commercial Factors

•	damage to our reputation;

•	our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and

•	the outcome of our negotiations with business partners and governments.

Operating Factors

•	potential losses associated with an increase in the level of non-performance by counterparties to other types of financial instruments;

•	technical difficulties and/or failure to improve or upgrade our information technology;

•	changes in our ability to access liquidity and funding on acceptable terms, including as a result of changes in our credit spreads or a downgrade in our credit ratings or those of our more significant subsidiaries;

•	our exposure to operational losses (e.g., failed internal or external processes, people and systems);

•	changes in our ability to recruit, retain and develop appropriate senior management and skilled personnel;

•	the occurrence of force majeure, such as natural disasters, that impact our operations or impair the asset quality of our loan portfolio; and

•	the impact of changes in the composition of our balance sheet on future net interest income.

The forward-looking statements contained in this report speak only as of the date of this report. We do not undertake to update any forward-looking statement to reflect events or circumstances after that date or to reflect the occurrence of unanticipated events.

Item 1

Selected Consolidated Financial Information

There are no changes derived from the recast described in the introductory explanatory note.

Item 2

Selected Statistical Information

There are no changes derived from the recast described in the introductory explanatory note.

Item 3

Operating and Financial Review and Prospects

A. Operating results

We have based the following discussion on our interim consolidated financial statements for the six months ended June 30, 2015. You should read this discussion along with this report, and this discussion is qualified in its entirety by reference to them.

General

There are no changes derived from the recast described in the introductory explanatory note.

2015 overview

There are no changes derived from the recast described in the introductory explanatory note.

Results of operations for Grupo Santander

There are no changes derived from the recast described in the introductory explanatory note.

Results of Operations by Business Areas

Our results were affected by the following changes which took place during the first half of 2015:

1) In the global businesses:

•	The business of Private Banking, Asset Management and Insurance, which previously appeared as an independent global business, is now integrated into Retail Banking.

2) Other adjustments:

•	Annual adjustment of the clients of the Global Customer Relationship Model between Retail Banking and Global Banking and Markets. This change has no impact on the geographic segments.

In addition, our results are affected by the change in our reported segments resulting from the application of new financial criteria to reflect our current reporting structure (see “Presentation of Financial and Other Information - Explanatory Note”).

The main changes, which have been applied to all segment information for all periods included in this report, are the following:

1.	Change of criteria: the change in segments mainly affects the income statement line items of net interest income, gains on financial transactions and operating expenses, due to decrease in the Corporate Center segment and its allocation to the business units.

2.	Creation of a new business segment “Spain’s Real Estate Activity” which combines the former “Spain’s Run-Off Real Estate” business segment and other real estate assets, such as our subsidiary Metrovacesa, the assets from our old real estate fund (Santander Banif Inmobiliario) and others, previously included in the Corporate Center segment.

3.

The United States geographic segment is modified such that it continues to include the businesses of SHUSA (Santander Bank and SCUSA) and the commercial banking activity of Banco Santander Puerto Rico and in addition includes Banco Santander International and the Bank’s New York branch, units that were previously included in Latin America.

The financial statements of each operating segment are prepared by aggregating the figures for the Group’s various business units. The basic information used for segment reporting comprises the accounting data of the legal units composing each segment and the data available from the management information systems. All segment financial statements have been prepared on a basis consistent with the accounting policies used by the Group.

For a description of our business areas, see “Item 4. Information on the Company—B. Business Overview” in our Form 6-K filed with the SEC on November 5, 2015.

Our results of operations by business areas can be summarized as follows:

First level (geographic):

Continental Europe

	Six Months Ended June 30		Variations
	2015	2014	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	4,063	3,691	372	10%
Income from equity instruments	173	171	2	1%
Income from companies accounted for by the equity method	63	(14)	77	n.a.
Net fees and commissions	1,720	1,788	(68)	(4%)
Gains/losses on financial assets and liabilities (net) *	495	553	(58)	(10%)
Other operating income/(expenses) (net)	113	(15)	128	n.a.
TOTAL INCOME	6,627	6,174	453	7%
Administrative expenses	(3,118)	(3,003)	(115)	4%
Depreciation and amortization	(230)	(243)	13	(5%)
Provisions (net)	(161)	(113)	(48)	42%
Impairment losses on financial assets (net)	(1,173)	(1,583)	410	(26%)
Impairment losses on other assets (net)	(83)	(99)	16	(16%)
Gains/(losses) on other assets (net)	(57)	(177)	120	(68%)
OPERATING PROFIT/(LOSS) BEFORE TAX	1,805	956	849	89%
Income tax	(468)	(223)	(245)	110%
PROFIT FROM CONTINUING OPERATIONS	1,337	733	604	82%
Profit/(loss) from discontinued operations (net)	—	—	—	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	1,337	733	604	82%
Profit attributable to non-controlling interest	137	71	66	93%
Profit attributable to the Parent	1,200	662	538	81%

*	Includes exchange differences (net)

In the first half of 2015, Continental Europe contributed 23% of the profit attributed to the Group’s operating areas. In a more favorable but still weak environment with low interest rates, the general strategic lines of the last few years were maintained: (i) defending spreads on loans and on deposits, (ii) reducing the cost of deposits in all the units, (iii) control of costs and exploiting synergies, and (iv) active risk management.

Total income increased €453 million, mainly due to the €372 million increase in interest income / (charges). This increase was concentrated in Santander Consumer due to the incorporation of GE Nordics, Carfinco in Canada and the PSA France.

Operating expenses; which includes administrative expenses and depreciation and amortization, increased by 3% or €102 million mainly due to higher expenses in Santander Consumer as a result of the incorporation of the businesses mentioned above.

Provisions and impairment losses, which include provisions (net), impairment losses on financial assets (net), and impairment losses on other assets, declined €378 million or 21% mainly due to the reduction in net new non-performing loans.

Profit attributable to the Parent increased €538 million, due to greater interest income / (charges) and a reduction in impairment losses on financial assets. Of note by units was the good performance of Spain.

United Kingdom

	Six Months Ended June 30		Variations
	2015	2014	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	2,441	2,024	417	21%
Income from equity instruments	—	—	—	n.a
Income from companies accounted for by the equity method	2	5	(3)	(60%)
Net fees and commissions	578	494	84	17%
Gains/losses on financial assets and liabilities (net) *	145	149	(4)	(3%)
Other operating income/(expenses) (net)	11	13	(2)	(15%)
TOTAL INCOME	3,177	2,685	492	18%
Administrative expenses	(1,508)	(1,349)	(159)	12%
Depreciation and amortization	(159)	(195)	36	(18%)
Provisions (net)	(111)	26	(137)	n.a.
Impairment losses on financial assets (net)	(94)	(208)	114	(55%)
Impairment losses on other assets (net)	(1)	—	(1)	n.a.
Gains/(losses) on other assets (net)	6	(1)	7	n.a.
OPERATING PROFIT/(LOSS) BEFORE TAX	1,310	958	352	37%
Income tax	(276)	(194)	(82)	42%
PROFIT FROM CONTINUING OPERATIONS	1,034	764	270	35%
Profit/(loss) from discontinued operations (net)	—	—	—	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	1,034	764	270	35%
Profit attributable to non-controlling interest	19	—	19	n.a.
Profit attributable to the Parent	1,015	764	251	33%

*	Includes exchange differences (net)

In the first half of 2015, United Kingdom contributed 19% of the profit attributed to the Group’s total operating areas. Results were obtained in an environment of improving economic growth. Santander UK’s strategy remained focused on loyal and satisfied retail customers. Support to UK businesses was improved by offering a broader range of products and a larger distribution capacity.

Total income rose €492 million or 18%, mainly due to a €417 million increase in interest income / (charges) and a €84 million increase in net fees and commissions. The net interest income improvement reflected the lower cost of retail liabilities and higher volumes. The increase in net fees and commissions was mainly due to lending commissions and Global Corporate Banking activity.

Operating expenses increased €123 million mainly due to investment programs in retail and corporate banking. These strategic investments underpin future efficiency improvements.

Provisions and impairment losses increased €24 million or 13% mainly due to: (i) a €137 million rise in provisions (net) after the releases accounted in 2014 due to the reduction in obligations relating to the agreement reached to limit pensionable salary, and (ii) a €114 million decrease in impairment losses on financial assets (net) with improved credit quality across the loan portfolios, conservative loan-to-value criteria, and supported by a better economic environment.

Profit attributable to the Parent increased €251 million or 33% (19% in local currency) mainly due to improved interest income / (charges), resulting from improved margins as well as increasing volumes, and lower impairment losses, reflecting the better quality of the balance sheet and the improved macroeconomic environment.

Latin America

	Six Months Ended June 30		Variations
	2015	2014	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	7,778	6,721	1,057	16%
Income from equity instruments	34	52	(18)	(35%)
Income from companies accounted for by the equity method	153	129	24	19%
Net fees and commissions	2,287	2,057	230	11%
Gains/losses on financial assets and liabilities (net) *	298	212	86	41%
Other operating income/(expenses) (net)	(162)	(142)	(20)	14%
TOTAL INCOME	10,388	9,029	1,359	15%
Administrative expenses	(3,709)	(3,404)	(305)	9%
Depreciation and amortization	(364)	(351)	(13)	4%
Provisions (net)	(887)	(362)	(525)	n.a.
Impairment losses on financial assets (net)	(2,659)	(2,546)	(113)	4%
Impairment losses on other assets (net)	(170)	17	(187)	n.a.
Gains/(losses) on other assets (net)	65	30	35	117%
OPERATING PROFIT/(LOSS) BEFORE TAX	2,664	2,413	251	10%
Income tax	323	(606)	929	n.a.
PROFIT FROM CONTINUING OPERATIONS	2,987	1,807	1,180	65%
Profit/(loss) from discontinued operations (net)	—	—	—	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	2,987	1,807	1,180	65%
Profit attributable to non-controlling interest	435	414	21	5%
Profit attributable to the Parent	2,552	1,393	1,159	83%

*	Includes exchange differences (net)

In the first half of 2015, Latin America contributed 49% of the profit attributed to the Group’s total operating areas. The evolution of results in euros is positively affected by average exchange rates.

Total income increased by €1,359 million or 15% mainly due to a €1,057 million or 16% improvement in interest income / (charges). This variation was mainly due to the increase in loan volumes and spreads in Brazil, the increase in Mexico’s lending and the exchange rate impact. Furthermore, net fees and commissions increased by €230 million or 11% mainly concentrated in Argentina (basically due to improved performance of credit cards and current accounts) and Brazil (primarily insurance and credit cards).

Operating expenses increased €318 million or 8%, mainly due to increased capacity and new commercial projects.

Provisions and impairment losses increased by €825 million or 29% mainly due to a €525 million increase in provisions concentrated in Brazil. The provisions increase in Brazil was mainly due to releases occurred in 2014 that were not repeated in 2015, together with an increase in civil and legal provisions in the first half of 2015.

Income tax at June 30, 2015 was a €323 million gain, a €929 million increase as compared to the €606 million loss a year earlier mainly due to the reversal in the second quarter of 2015 of tax liabilities in Brazil.

Profit attributable to the Parent increased by €1,159 million or 83%, affected positively by the reversal of tax liabilities in Brazil and exchange rates. Excluding these effects the increase would have been 21% mainly due to higher total income (driven by net interest income and fees and commissions), partially offset by higher operating expenses in most of the units and higher provisions and impairment losses in Brazil.

United States

	Six Months Ended June 30		Variations
	2015	2014	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	3,012	2,311	701	30%
Income from equity instruments	26	13	13	100%
Income from companies accounted for by the equity method	2	2	—	0%
Net fees and commissions	533	406	127	31%
Gains/losses on financial assets and liabilities (net) *	154	66	88	133%
Other operating income/(expenses) (net)	141	33	108	n.a.
TOTAL INCOME	3,868	2,831	1,037	37%
Administrative expenses	(1,299)	(956)	(343)	36%
Depreciation and amortization	(126)	(96)	(30)	31%
Provisions (net)	(63)	(15)	(48)	n.a.
Impairment losses on financial assets (net)	(1,393)	(1,045)	(348)	33%
Impairment losses on other assets (net)	(1)	(6)	5	(83%)
Gains/(losses) on other assets (net)	3	16	(13)	(81%)
OPERATING PROFIT/(LOSS) BEFORE TAX	989	729	260	36%
Income tax	(315)	(230)	(85)	37%
PROFIT FROM CONTINUING OPERATIONS	674	499	175	35%
Profit/(loss) from discontinued operations (net)	—	—	—	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	674	499	175	35%
Profit attributable to non-controlling interest	200	110	90	82%
Profit attributable to the Parent	474	389	85	22%

*	Includes exchange differences (net)

In the first half of 2015, the United States contributed 9% of the profit attributed to Group’s total operating areas. Santander in the United States comprises (i) Santander Holdings USA (SHUSA) which is the parent company of Santander Bank, a national banking association, and Santander Consumer USA Holdings Inc. (SCUSA), a consumer finance company focused on vehicle finance, (ii) the commercial banking activity of Banco Santander Puerto Rico, (iii) Banco Santander International (based in Miami), and (iv) the business of the Bank’s New York branch.

On July 3, 2015, we announced that we had reached an agreement to buy DDFS LLC’s 9.68% stake in SCUSA. Following this transaction, subject to several regulatory approvals, the Group’s stake in SCUSA will increase to around 68.7%.

Total income increased by €1,037 million or 37% (11% in local currency) mainly due to SCUSA, as a result of an increase in originations, which spurred net interest income, as well as the development of the leasing business, and fee income from servicing. However, Santander Bank’s net interest income is under pressure from continuing low interest rates, offset by trading gains.

Operating expenses increased €373 million or 35% due to the efforts made in regulatory compliance and IT investments.

Provisions and impairment losses rose €391 million or 37%, mainly due to the €348 million increase in impairment losses on financial assets (net), relating to the continued growth in retail installment contracts and the related provisioning for this portfolio.

Profit attributable to the Parent increased by €85 million or 22%, (flat in local currency) thanks to higher total income (net interest income and fees and commissions) that more than offset the increase in costs, loan loss provisions and non-controlling interest.

Corporate Center

	Six Months Ended June 30		Variations
	2015	2014	Amount	(%)
	(in millions of euros, except percentages)

INTEREST INCOME / (CHARGES)	(352)	(385)	33	(9%)
Income from equity instruments	40	15	25	n.a.
Income from companies accounted for by the equity method	(20)	(14)	(6)	43%
Net fees and commissions	(7)	(11)	4	(36%)
Gains/losses on financial assets and liabilities (net) *	(57)	298	(355)	n.a.
Other operating income/(expenses) (net)	(12)	(11)	(1)	9%
TOTAL INCOME	(408)	(108)	(300)	n.a.
Administrative expenses	23	(9)	32	n.a.
Depreciation and amortization	(316)	(280)	(36)	13%
Provisions (net)	(338)	(1,042)	704	(68%)
Impairment losses on financial assets (net)	24	13	11	85%
Impairment losses on other assets (net)	(32)	(743)	711	(96%)
Gains/(losses) on other assets (net)	120	2,349	(2,229)	(95%)
OPERATING PROFIT/(LOSS) BEFORE TAX	(927)	180	(1,107)	n.a.
Income tax	(29)	(695)	666	(96%)
PROFIT FROM CONTINUING OPERATIONS	(956)	(515)	(441)	86%
Profit/(loss) from discontinued operations (net)	—	—	—	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	(956)	(515)	(441)	86%
Profit attributable to non-controlling interest	24	(63)	87	n.a.
Profit attributable to the Parent	(980)	(452)	(528)	117%

*	Includes exchange differences (net)

This area covers a series of centralized activities and acts as the Group’s holding. Therefore, it manages all equity (capital and reserves of all the units) and determines its allocation to each of the units.

Total income decreased by €300 million due to a €355 million decrease in gains/losses on financial assets and liabilities derived from reduced results from centralized management of risks (interest rate risk and exchange rate risk), which was partly offset by the lower financial cost of issuances because of the decline in interest rates as well as the lower volume (decline in businesses’ liquidity needs in year-on-year comparison).

Operating expenses increased by €4 million or 1% mainly due to expenses related to corporate transactions underway (recorded in this area until they are granted) and higher costs from regulatory requirements.

Provisions and impairment losses, decreased by €1,426 million or 80% as the provision for pre-retirements in Spain and restructuring costs and impairment losses on intangible assets recorded in 2014 were not repeated in 2015.

Gains / (losses) on other assets decreased by €2,229 million, mainly due to certain transactions registered in 2014: the stock market placement of SCUSA (€1.7 billion) and the sale of Altamira (for €664 million). In 2015 we did not record any significant gain or loss in this line item.

Income tax decreased by €666 million mainly due to the tax impact registered in 2014 from the SCUSA and Altamira transactions which were not repeated in 2015.

Loss attributable to the Parent increased by €528 million mainly due to the decrease in gains on other assets relating to the 2014 SCUSA and Altamira transactions partly offset by the reduction in income tax expenses.

Second level (business):

Retail Banking

	Six Months Ended June 30		Variations
	2015	2014	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	15,828	13,548	2,280	17%
Income from equity instruments	79	82	(3)	(4%)
Income from companies accounted for by the equity method	225	148	77	52%
Net fees and commissions	4,363	4,045	318	8%
Gains/losses on financial assets and liabilities (net) *	669	457	212	46%
Other operating income/(expenses) (net)	58	(147)	205	n.a.
TOTAL INCOME	21,222	18,133	3,089	17%
Administrative expenses	(8,572)	(7,786)	(786)	10%
Depreciation and amortization	(786)	(798)	12	(2%)
Provisions (net)	(1,205)	(437)	(768)	176%
Impairment losses on financial assets (net)	(4,885)	(4,924)	39	(1%)
Impairment losses on other assets (net)	(179)	(16)	(163)	n.a.
Gains/(losses) on other assets (net)	47	6	41	n.a.
OPERATING PROFIT/(LOSS) BEFORE TAX	5,642	4,178	1,464	35%
Income tax	(428)	(1,017)	589	(58%)
PROFIT FROM CONTINUING OPERATIONS	5,214	3,161	2,053	65%
Profit/(loss) from discontinued operations (net)	—	—	—	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	5,214	3,161	2,053	65%
Profit attributable to non-controlling interest	719	521	198	38%
Profit attributable to the Parent	4,495	2,640	1,855	70%

*	Includes exchange differences (net)

The Group’s Retail Banking segment, which includes all customer banking businesses (except those of corporate banking which are included under Global Corporate Banking) generated 86% of the profit attributed to Group’s total operating areas in the first half of 2015. The evolution of results in euros is affected by average exchange rates.

Total income increased by €3,089 million or 17% mainly due to €2,280 million or 17% improvement in interest income / (charges). This increase in interest income / (charges) was mainly due to the impact of exchange rates and increased interest income of Santander Consumer (which benefited from the consolidation of GE Nordics, Carfinco in Canada and PSA France) and Latin America.

Operating expenses increased by €774 million or 8% mainly concentrated in Latin America due to the increased installed capacity and new commercial projects.

Income tax improved by €589 million mainly due to the reversal in the second quarter of 2015 of tax liabilities in Brazil.

Provisions and impairment losses increased by €892 million or 17% resulting mainly from the increase in provisions concentrated in Brazil. The provisions increase in Brazil was mainly due to releases occurred in 2014 that were not repeated in 2015, together with an increase in civil and legal provisions in the first half of 2015.

Profit attributable to the Parent increased by €1,855 million or 70% affected positively by the reversal of tax liabilities in Brazil and exchange rates. Excluding these impacts the increase was 28%, mainly due to the improved performance in total income.

Global Corporate Banking

	Six Months Ended June 30		Variations
	2015	2014	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	1,478	1,212	266	22%
Income from equity instruments	154	154	—	0%
Income from companies accounted for by the equity method	(3)	—	(3)	n.a.
Net fees and commissions	754	701	53	8%
Gains/losses on financial assets and liabilities (net) *	345	520	(175)	(34%)
Other operating income/(expenses) (net)	24	12	12	100%
TOTAL INCOME	2,752	2,599	153	6%
Administrative expenses	(945)	(821)	(124)	15%
Depreciation and amortization	(87)	(77)	(10)	13%
Provisions (net)	(11)	(22)	11	(50%)
Impairment losses on financial assets (net)	(342)	(305)	(37)	12%
Impairment losses on other assets (net)	(16)	(16)	—	0%
Gains/(losses) on other assets (net)	8	(1)	9	n.a.
OPERATING PROFIT/(LOSS) BEFORE TAX	1,359	1,357	2	0%
Income tax	(379)	(372)	(7)	2%
PROFIT FROM CONTINUING OPERATIONS	980	985	(5)	(1%)
Profit/(loss) from discontinued operations (net)	—	—	—	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	980	985	(5)	(1%)
Profit attributable to non-controlling interest	72	76	(4)	(5%)
Profit attributable to the Parent	908	909	(1)	(0%)

*	Includes exchange differences (net)

The Global Corporate Banking segment (previously called Global Wholesale Banking) generated 17% of the operating areas’ total profit attributable to the Group in the first half of 2015. Santander Global Banking & Markets maintained the lines of action begun in 2014: develop the sale of products to all the Bank’s clients, develop our transaction business, deepen the creation of the customer franchise in the UK, the US and Poland and step up our coverage in Asia and the Andean region, in line with the Group’s expansion in these areas.

Total income increased by €153 million or 6%, mainly due to interest income / (charges) and net fees and commissions. The main areas of Global Corporate Banking experienced varied performance. Global transaction banking, against a backdrop of contained spreads and low interest rates, increased 6%. Financing solutions and advisory grew 9% reflecting the soundness of the various businesses. In global markets, customer revenues were down 14% due to the lower contribution of European units.

Operating expenses increased €134 million or 15%, because of investments in potential growth markets, particularly in the US, UK, Poland and Asia.

Provisions and impairment losses increased by €26 million or 8%, mainly due to growth in loan loss provisions in Brazil.

Profit attributable to the Parent decreased by €1 million (flat in local currency), reflecting that the increase in total income was offset by higher expenses and loan loss provisions.

Spain’s Real Estate Activity

	Six Months Ended June 30		Variations
	2015	2014	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	(12)	(13)	1	(8%)
Income from equity instruments	—	—	—	n.a.
Income from companies accounted for by the equity method	(2)	(26)	24	(92%)
Net fees and commissions	1	(1)	2	n.a.
Gains/losses on financial assets and liabilities (net) *	78	3	75	n.a.
Other operating income/(expenses) (net)	21	24	(3)	(13%)
TOTAL INCOME	86	(13)	99	n.a.
Administrative expenses	(117)	(105)	(12)	11%
Depreciation and amortization	(6)	(10)	4	(36%)
Provisions (net)	(6)	(5)	(1)	20%
Impairment losses on financial assets (net)	(92)	(153)	61	(40%)
Impairment losses on other assets (net)	(60)	(56)	(4)	7%
Gains/(losses) on other assets (net)	(38)	(137)	99	(72%)
OPERATING PROFIT/(LOSS) BEFORE TAX	(233)	(479)	246	(51%)
Income tax	71	136	(65)	(48%)
PROFIT FROM CONTINUING OPERATIONS	(162)	(343)	181	(53%)
Profit/(loss) from discontinued operations (net)	—	—	—	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	(162)	(343)	181	(53%)
Profit attributable to non-controlling interest	—	(2)	2	n.a.
Profit attributable to the Parent	(162)	(341)	179	(52%)

*	Includes exchange differences (net)

The Spain’s Real Estate Activity segment, which has a specialized management model, combines (i) the run-off real estate activity in Spain, which includes loans to clients mainly for real estate promotion, where our strategy focuses on a significant reduction of our exposure; (ii) quality real estate operating assets (mainly from our old real estate fund, Santander Banif Inmobiliario); (iii) our subsidiary Metrovacesa; and (iv) certain other assets such as our stake in Sareb.

Total income increased by €99 million, mainly due to the global consolidation of Metrovacesa in 2015 that resulted in a decrease in income from companies accounted for by the equity method and an increase in gains on financial assets and liabilities.

Impairment losses on financial assets continued its downward trend and experienced a reduction of €61 million in the first half of 2015 directly related to the decrease in net customer lending.

Losses on other assets (net) decreased by €99 million mainly due a drop in losses from sale of foreclosed assets.

Losses attributable to the Parent decreased by €179 million, mainly due to the combined effect of the increase in total income and the reduction of impairment losses and of losses from the sale of foreclosed assets.

Financial Condition

There are no changes derived from the recast described in the introductory explanatory note.

B. Liquidity and capital resources

There are no changes derived from the recast described in the introductory explanatory note.

C. Research and development, patents and licenses, etc.

There are no changes derived from the recast described in the introductory explanatory note.

D. Trend information

There are no changes derived from the recast described in the introductory explanatory note.

E. Off-balance sheet arrangements

There are no changes derived from the recast described in the introductory explanatory note.

F. Tabular disclosure of contractual obligations

There are no changes derived from the recast described in the introductory explanatory note.

G. Other disclosures

There are no changes derived from the recast described in the introductory explanatory note.

Item 4

Legal Proceedings

There are no changes derived from the recast described in the introductory explanatory note.

Item 5

Quantitative Analysis About Market Risk

There are no changes derived from the recast described in the introductory explanatory note.

Item 6

Recent Events

There are no changes derived from the recast described in the introductory explanatory note.